Exhibit 99.32

99.32  Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2013

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) for the three months ended September 30, 2013.  This document should be read in conjunction with the unaudited interim financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2012, is available on SEDAR at www.sedar.com.

The discussion and analysis within this MD&A are as of October 29, 2013.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada.  These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2012, and elsewhere in our filings with Canadian securities regulators.  Except as required by Canadian securities law, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made.  The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

CIPHER MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

OVERVIEW

Cipher is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. For our current marketed products, we are also responsible for supplying our partners with commercial product. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

Products

Lipofen® (CIP-FENOFIBRATE):

Lipofen is a novel patented formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder.  Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood).  Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as “good cholesterol’’.  Fibrates have proven to be superior in lowering triglycerides and raising HDL levels.  Lipofen targets a large and growing market.  According to IMS, the hyperlipidemia market in the U.S. alone exceeds US$19 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market.  The market for existing fenofibrate formulations in the U.S. exceeded US$2 billion in 2012, consistent with the previous year.

Absorica™/ Epuris™ (CIP-ISOTRETINOIN):

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne.  CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”).  The Company’s marketing rights to this product include the Americas and a majority of the Pacific Rim.  CIP-ISOTRETINOIN provides less variability in absorption under fed and fasted conditions, as compared to existing isotretinoin products that exhibit approximately 70% reduction in absorption under fasted conditions.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) in Q4 2012 under the trade name Absorica.  Cipher was issued a product patent from the U.S. Patent and Trademark Office in the fourth quarter of 2008.  The patent includes claims related to the reduced food effect of CIP-ISOTRETINOIN relative to currently marketed formulations.

According to IMS, the U.S. isotretinoin market was almost half a billion dollars in 2012.

The product was also approved by Health Canada in Q4 2012 under the trade name Epuris and the Company launched the product in June 2013.  According to IMS, the Canadian market for isotretinoin is $15 million annually.

ConZip® / Durela® (CIP-TRAMADOL ER):

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar.  The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product was launched in the U.S. in September 2011 by Vertical Pharmaceuticals Inc. (“Vertical”) under the trade name ConZip.  According to IMS, the U.S. market in 2012 for extended release formulations of tramadol exceeded $100 million which represents 2.2% of the total tramadol immediate-release and extended-release prescription market.

The product was also launched in Canada in March 2012 by Medical Futures Inc. (“Medical Futures”) under the trade name Durela.  According to IMS, the Canadian market for extended-release tramadol was $26 million in 2012. Patents have been issued both in the U.S. and Canada for the product.

Betesil® Patch:

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis.  Based on initial feedback from Canadian dermatologists, the Betesil Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows.  The efficacy and safety of the Betesil Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries.  Cipher is working on a New Drug Submission for the product.

Growth Strategy

In addition to anticipated growth from our existing products, led by Absorica, we are focused on building a commercial sales and marketing presence in Canada. The Company began marketing Epuris in Canada in late June 2013. This will be complemented by the Betesil Patch, should it receive Health Canada approval. In addition, Cipher plans to license in and/or acquire other products, with an emphasis on late-stage to commercial-stage product candidates in specialty markets for Canada. Lastly, we plan to leverage our regulatory approvals in the U.S. and Canada to pursue licensing agreements in other markets for our once-daily tramadol and isotretinoin products.

PRODUCT UPDATE

Lipofen® (CIP-FENOFIBRATE):

Lipofen is the first product from the Company’s pipeline to successfully receive U.S. Food and Drug Administration (“FDA”) approval.  The primary target market for the product is the United States.

Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”).  The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which is approximately 250 representatives.  In Q3 2013, new prescriptions for Lipofen were 6% below Q3 2012 levels (source: IMS).  Kowa plans to continue to promote the product in a second detail position throughout the remainder of 2013.

Absorica™/ Epuris™ (CIP-ISOTRETINOIN):

In 2008, the Company achieved a major milestone with the completion of a distribution and supply agreement with Ranbaxy Laboratories Inc. (“Ranbaxy”), a wholly-owned subsidiary of Ranbaxy Laboratories Limited, under which Cipher granted Ranbaxy the exclusive U.S. rights to market, sell and distribute Absorica.

Under the terms of the agreement with Ranbaxy, Cipher has received an up-front payment of US$1 million and a further US$13 million of trial-related and FDA approval milestones, which have been shared with Cipher’s formulation partner, Galephar. The agreement provides for a royalty percentage in the mid-teens on net sales and additional post-commercialization milestone payments of US$10 million (50% of which is shared with Cipher’s technology partner, Galephar), contingent upon the achievement of certain future net sales targets.

Absorica was released in the U.S. market in late November 2012.  The product has performed well to date, achieving 17.3% market share by September 2013 compared to 13.1% in June, based on total isotretinoin prescriptions (Source: IMS). Based on the sales performance to-date, Cipher expects to achieve the post-commercialization milestone payment referred to above by the end of Q1 2014 at the latest.

The overall U.S. isotretinoin market also continues to show growth, with prescriptions increasing by 15% in the first nine months of 2013 and by 19% in Q3 2013 over the comparable periods in the prior year (Source: IMS). While total U.S. prescriptions increased year-over-year, they declined from Q2 2013 to Q3 2013. This is consistent with the historical seasonal pattern that has seen total U.S. isotretinoin prescriptions decrease by approximately 11% from Q2 (the summer months) to Q3.

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories Inc. (“Watson”) of an Abbreviated New Drug Application (“ANDA”) to the FDA for a generic version of Absorica. Ranbaxy and Cipher intend to vigorously defend Absorica’s intellectual property rights and pursue all available legal and regulatory pathways in defense of the product.  .

Absorica is currently protected by two issued patents listed in the FDA’s Approved Drug Products List (Orange Book), which expire in September 2021. In addition, when Absorica was approved by the FDA, Cipher was granted a three-year market exclusivity period, which expires in May 2015.

Cipher has been advised by Ranbaxy that this development has no impact on current sales and marketing plans for the product and that Ranbaxy plans to continue to invest in Absorica to increase sales and market penetration.

The product was approved by Health Canada in Q4 2012 under the trade name Epuris and launched in Canada by Cipher in late Q2 2013. The Company has currently deployed a field sales force of six full-time representatives and one part-time representative. While Epuris was only launched recently, feedback from the Canadian dermatology community has been very encouraging.

ConZip® / Durela® (CIP-TRAMADOL ER):

In 2010, Cipher received FDA approval for ConZip, the Company’s extended-release tramadol product, for the treatment of moderate to moderately severe chronic pain in adults.  During Q2 2011, Cipher entered into a distribution and supply agreement with Vertical, a U.S.-based specialty pharmaceutical company, under which Cipher granted Vertical the exclusive right to market, sell and distribute ConZip in the U.S.  Cipher is receiving a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments of US$3.8 million, contingent upon the achievement of certain future net sales targets.

ConZip was launched by Vertical in September 2011 with a dedicated sales force of 60 representatives.  Product sales increased during 2012 as U.S. physicians gained more experience with the product.  During Q1 2013, Vertical expanded its sales force to 75 representatives. In Q3 2013, prescriptions grew by 3% compared to Q3 2012.

During Q3 2011, Cipher received Health Canada approval for Durela and completed a Canadian distribution and supply agreement with Medical Futures.  Cipher receives a double-digit royalty on net sales and is eligible to receive future payments contingent upon the achievement of cumulative net sales milestones.  Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives. Following its strong performance in Q2 2013, the product continued to demonstrate steady improvement, with a 25% growth in sales during Q3 2013.

New Products and Out-Licensing Activities:

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis.  Cipher is working toward completion of a New Drug Submission for the product.

Cipher is actively pursuing marketing partners for CIP-TRAMADOL ER and CIP-ISOTRETINOIN in other territories, including Latin America.  During Q2 2013, Cipher announced that the Latin American distribution rights to CIP-TRAMADOL ER were granted to Tecnofarma International Ltd., a company based in Uruguay that operates in 18 Latin American countries.  Following regulatory approval, Tecnofarma plans to launch the product in several jurisdictions, including Brazil and Mexico.

In addition, the Company is seeking other late-stage to commercial-stage product candidates in specialty markets to support its commercial marketing and sales presence in Canada.

REVIEW OF OPERATING RESULTS

Revenues (in thousands of dollars):

For the nine months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Licensing revenue	14,344	5,558	8,786	158
Product revenue	132	0	132	nm

For the three months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Licensing revenue	5,592	2,118	3,474	164
Product revenue	44	0	44	nm

Licensing revenue for the quarter ended September 30, 2013 increased by 164% to $5.6 million, compared to $2.1 million in Q3 2012. The continued success of Absorica was the key factor contributing to this performance during the quarter.

Revenue from Lipofen in Q3 2013 was $0.6 million, compared to $1.3 million in Q3 2012. The primary factor in the year-over-year change was the inclusion, in Q3 2012 results, of an additional $0.4 million of incremental net revenue from a retroactive increase in Cipher’s royalty percentage.

Revenue from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) increased to $0.5 million in Q3 2013 compared to $0.3 million in Q3 2012.

Revenue from Absorica was $4.5 million in Q3 2013, compared to $0.5 million in Q3 2012.  In Q3 2012 revenue consisted solely of revenue recognized on the Company’s share of the pre-commercial milestone payments.  Following the launch of the product in the U.S. by Ranbaxy in late 2012, the product has performed strongly, achieving a 17.3% share of the isotretinoin market as of September 2013.

Epuris was launched in Canada in late June with the first product shipments being made to wholesalers in Q2 2013.  Product revenue for Epuris in Q3 2013 was $44 thousand.

Research and Development Expense (in thousands of dollars):

For the nine months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Research and development	1,037	1,154	(117)	(10)

For the three months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Research and development	388	335	53	16

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities. R&D expense during Q3 2013 was $0.4 million compared to $0.3 million in Q3 2012.

Selling, General and Administrative Expense (“OG&A”) (in thousands of dollars):

For the nine months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Selling, general & administrative	4,823	2.676	2,147	80

For the three months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Selling, general & administrative	1,660	799	861	108

SG&A expense in Q3 2013 was $1.7 million, compared to $0.8 million in Q3 2012.  The year-over-year increase in SG&A primarily reflects the planned build out of the Company’s commercial infrastructure in Canada to support the launch of Epuris and future products.

Amortization of Intangible Assets (in thousands of dollars):

For the nine months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Amortization of intangible assets	831	747	84	11

For the three months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Amortization of intangible assets	277	277	0	0

The Company began amortizing the intangible rights associated with CIP-TRAMADOL ER in Q3 2011, and for CIP-ISOTRETINOIN amortization began in Q1 2009.  Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life.  Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Interest Income (in thousands of dollars):

For the nine months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Interest income	179	108	71	66

For the three months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Interest income	64	47	17	36

Interest is earned on the Company’s cash and cash equivalents balance.  The increase in interest income in Q3 2013 compared to Q3 2012 was a result of higher cash balances during the period and a slight improvement in interest rates available.

Deferred Income Taxes:

The Company has approximately $21.5 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements.  These assets consist of non-capital loss carry forwards, intangible assets and R&D expenditures which are available to reduce taxable income in future years.  The Company also has approximately $3.7 million of investment tax credits on scientific research and experimental development expenditures which are available to be applied against federal taxes otherwise payable in future years.

Earnings per Share:

For the nine months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Income - in thousands of dollars	7,925	1,089	6,836	628
Basic earnings per share	0.32	0.04	0.28
Diluted earnings per share	0.31	0.04	0.27

For the three months ended September 30,

	2013	2012	$ change in 2013	% change in 2013
Income - in thousands of dollars	3,363	754	2,609	346
Basic earnings per share	0.14	0.03	0.11
Diluted earnings per share	0.13	0.03	0.10

Earnings per share is calculated using the weighted average number of shares outstanding.  Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that were outstanding during the period

Net income in Q3 2013 was $3.4 million, or $0.14 per share, compared to net income of $0.8 million, or $0.03 per share, in Q3 2012. The improvement is primarily a result of the strong performance of Absorica following the launch of the product in Q4 2012, resulting in a significant overall increase in net revenue for the Company.  The weighted average number of shares outstanding for the three month period ended September 30, 2013 was 24,531,781.

For the nine month period ended September 30, 2013, net income was $7.9 million or $0.32 per share, compared to net income of $1.1 million, or $0.04 per share for the corresponding period last year.  The weighted average number of shares outstanding for the nine month period ended September 30, 2013 was 24,480,081.

SUMMARY OF QUARTERLY RESULTS

Quarterly Statements of Income (in thousands of dollars, except per share amounts):

For the nine months ended September 30, 2013

	Q1 2013	Q2 2013	Q3 2013	2013 YTD Total
Licensing revenue	3,293	5,459	5,592	14,344
Product revenue	0	88	44	132
Cost of product sold	0	27	12	39
Research & development	308	341	388	1,037
Operating, general and administrative	1,262	1,901	1,660	4,823
Amortization of intangible assets	277	277	277	831
Interest income	55	60	64	179
Income	1,501	3,061	3,363	7,925
Basic earnings per share (1)	0.06	0.13	0.14	0.32
Diluted earnings per share	0.06	0.12	0.13	0.31

(1) Due to rounding, earnings per share for individual quarters may not sum to EPS year to date

For the year ended December 31, 2012

	Q1	Q2	Q3	Q4	2012 Total
Licensing revenue	1,811	1,629	2,118	2,900	8,458
Research & development	471	348	335	363	1,517
Operating, general and administrative	1,016	861	799	851	3,527
Amortization of intangible assets	225	245	277	278	1,025
Interest income	26	35	47	47	155
Net income	125	210	754	1,455	2,544
Earnings per share (2)	0.01	0.01	0.03	0.06	0.10

(2) Due to rounding, earnings per share for individual quarters may not sum to EPS for the full year

For the year ended December 31, 2011

	Q1	Q2	Q3	Q4	2011 Total
Licensing revenue	675	727	1,120	1,047	3,569
Research & development (3)	547	578	468	612	2,205
Operating, general and administrative	1,177	618	667	724	3,186
Amortization of intangible assets	59	60	234	225	578
Interest income	23	20	22	24	89
Loss	(1,085)	(509)	(227)	(490)	(2,311)
Loss per share	(0.05)	(0.02)	(0.01)	(0.02)	(0.10)

(3) Reported R&D expense for 2011 is net of provincial tax credits of $100 and reimbursements from Ranbaxy for R&D costs for CIP-ISOTRETINOIN of $1,717

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2013, the Company has cash and cash equivalents of $20.0 million, compared to $17.8 million as at June 30, 2013 and $15.8 million as at December 31, 2012. The Company expects that these funds, as well as revenues generated from licensing and distribution agreements, will be sufficient to fund current product development and operating costs.

The balance of accounts receivable was $9.2 million at September 30, 2013, compared to $3.2 million as at December 31, 2012.  The increase is primarily due to the higher level of royalty revenue earned during Q3 2013.  Under the terms of the Company’s distribution agreements, royalties are received thirty days after the end of each calendar quarter end.

The balance of accounts payable and accrued liabilities was $5.7 million at September 30, 2013 compared to $2.8 million as at December 31, 2012.  The increase is primarily due to a higher level of commercial activity during Q3 2013.

Deferred revenue relates to amounts received in advance of recognition as revenue.  The balance of $5.0 million at September 30, 2013 relates to the up-front licensing payment and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL distribution and supply agreements, net of revenue recognized to date.  The deferred revenue balance at December 31, 2012 was $6.7 million.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products and services.

As at September 30, 2013, there are no capital lease contractual obligations.  The only significant operating lease contractual obligation is the Company’s office location, which expires in May 2015.

REDUCTION OF STATED CAPITAL

On May 3, 2013, by way of a special resolution of the shareholders, the legal stated capital in the common shares of the Company was reduced by $71.2 million which represented the deficit of the Company as at December 31, 2012.  The Company has reclassified the Shareholders’ Equity portion of the balance sheet with a reduction in deficit by $71.2 million and corresponding reductions of Contributed Surplus by $30.0 million and Share Capital by $41.2 million.

OUTLOOK

For the balance of fiscal 2013, Cipher expects continued aggregate revenue growth from its currently marketed products including Epuris in Canada.  In particular, the Company expects the ongoing contribution of Absorica to be a primary revenue driver.  During the first three quarters of 2013, Cipher began the process of investing in commercial sales and marketing capabilities in Canada and that will continue during the balance of the year.  The one-time launch costs associated with marketing promotion and market access for Epuris have now been incurred and a field sales force of six full-time representatives and one part-time representative has been deployed.  Cipher expects the revenue growth for the balance of 2013 to continue to offset the additional spending required to build its commercial infrastructure in Canada.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At September 30, 2013 the Company had 24,595,165 common shares issued and outstanding.  Subsequent to the end of the quarter, 1,456 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 24,596,621 as of the date of this MD&A.

During Q3 2013, 6,434 shares were issued under the employee and director share purchase plan and 104,800 shares were issued as a result of the exercise of stock options during the quarter.  Share-based compensation expense in Q3 2013 was $148 thousand, compared to $57 thousand in Q3 2012.

CRITICAL ACCOUNTING ESTIMATES

A summary of significant accounting policies is included in Note 3 of the Company’s 2012 audited financial statements.  Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results.  Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances.  Changes in management’s accounting estimates can have a material impact on the financial results of the Company.  The Company’s critical accounting estimates are described below.

Intangible Assets:  Management is required to estimate the recoverability of the Company’s intangible assets to assess if there has been an impairment.  The accounting estimates and assumptions used to determine the recoverability of these intangible assets may differ from actual results.  Changes in these estimates and assumptions can have a material impact on the intangible asset balance in the financial statements.

Income Taxes:  Management uses estimates when determining current and deferred income taxes.  These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits.

FINANCIAL INSTRUMENTS

Credit Risk Exposure:  The only financial instruments that potentially subject the Company to credit risk are accounts receivable.  The collectability of accounts receivable is reviewed on a regular basis.

Fair Values of Financial Assets and Liabilities:  The fair values of accounts receivable, accounts payable and accrued liabilities included in the balance sheets approximate their carrying amounts due to the relatively short period of maturity of the instruments.

BUSINESS RISKS

Financial:  As at September 30, 2013, the Company had cash and cash equivalents of $20.0 million.  The Company expects these funds will be sufficient to fund current product development and operating costs.

Patent Infringement:  There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

While the Company’s products are patented and listed in the FDA Orange Book, the patents can be challenged and generic products can be approved under an Abbreviated New Drug Application (“ANDA”).  In the United States, under the “Hatch-Waxman Act”, the FDA can approve an ANDA, for a generic version of a branded drug.  In place of clinical studies, an ANDA applicant usually needs only to submit pharmacokinetic data demonstrating that its product has the same active ingredient(s) and is bioequivalent to the branded product.  This is referred to as the ANDA process.  The “Hatch-Waxman Act” requires an applicant for a drug that relies, at least in part, on the patent of a branded drug, to notify the sponsor of the branded drug of their application and potential infringement of a patent.  Upon receipt of this notice, the sponsor of the branded drug has 45 days to bring a patent infringement suit in federal district court against the applicant seeking approval of a product covered by the patent. If such a suit is commenced and the ANDA was filed after the patent had been listed in the FDA Orange Book, then the FDA is generally prohibited from granting approval of the ANDA until the earliest of 30 months from the date the FDA accepted the application for filing, or the conclusion of litigation in the generic’s favour, or expiration of the patent. The approval or launch of generic versions of any of the Company’s products in any market could have an adverse effect on the Company’s future revenues.

Concentration of Revenue:  A significant proportion of the Company’s revenue is currently derived from one customer.  The loss of that source of revenue for any reason would have a significant impact on the future cash flow and the financial position of the Company.

Dependence on Strategic Partnerships and Licensees:  The Company’s success depends, in large measure, on its ability to conclude in-licensing, development, manufacturing, marketing, and distribution agreements with other pharmaceutical companies.  Factors that may affect the success of the Company’s collaborative efforts with pharmaceutical company partners include the following:

•                  The Company’s partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products on which they are collaborating with the Company, which could affect their commitment to the Company’s product development efforts;

•                  The Company’s technology/manufacturing partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues;

•                  Reductions in marketing or sales efforts or a discontinuation of marketing or sales of the Company’s products by its commercial partners may reduce future revenues, which are based on a percentage of net sales by these partners; and

•                  The collaboration agreements with the Company’s partners can be terminated by either party in the case of a material default in the terms of the agreements.  Should one of these agreements be terminated, it could be difficult for the Company to attract new partners and it may adversely affect how the Company is perceived in the business and financial communities.

The development of pharmaceutical products is a process that requires large investments and can take years to complete.  Projects can be abandoned along the way or regulatory authorities can refuse to approve new products.  With respect to projects the Company initiates, the Company will attempt to minimize risk through the judicious selection of product candidates and by focusing on improving products that have already been marketed.

Dependence on CROs: The Company’s contract research organization providers (“CROs”) depend on strict government regulation of the pharmaceutical research process, particularly in the U.S., where there has been a continuing trend towards increased regulation. Any changes in regulation, including a relaxation in regulatory requirements or the introduction of a simplified drug approval procedure, could materially and adversely affect the demand for the services offered by the Company. The failure by the Company or its CROs to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Furthermore, the issuance of a notice of filing by the FDA to either the Company or its suppliers based upon a material violation by the Company or its suppliers of Good Clinical Practice standards or Good Laboratory Practice standards could materially and adversely affect the Company.

The Company’s ability to complete its clinical trials is also dependent on the financial viability of its CROs as any discontinuation of a CRO’s business could delay or disrupt the completion of clinical trials.

Regulation:  The cost of complying with government regulation can be substantial.  Government authorities in the United States, Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing, and safety of pharmaceutical products, as well as the approval and commercialization of such products.  The regulations applicable to the Company’s existing and future products may change.  There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed.  Government agencies in the United States, Canada and other countries in which the Company intends to carry on business regulate pharmaceutical products intended for human use.  Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market its products.

Requirements for approval vary widely from country to country outside of the United States and Canada.  Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer or shorter than in the United States and Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES

There have been no changes in the Company’s internal control over financial reporting during the most recent interim period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.